JC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05002726

January 24, 2005

Steven A. Rosenblum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2005

Re: AT&T Corp.
Incoming letter dated December 22, 2004

Dear Mr. Rosenblum:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to AT&T by William Steiner. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
JAN 2 6 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

MEMORANDUM

December 22, 2004

TO: Office of Chief Counsel, Division of Corporation Finance

FROM: Steven Rosenblum

RE: AT&T Corp. - Shareholder Proposal of John Chevedden

Attached please find six copies of AT&T's (the "Company") no-action request in connection with a recently received shareholder proposal which the Company intends to exclude from its proxy statement and form of proxy for AT&T's 2005 Annual Meeting of Shareholders. An electronic copy was also sent via email to cfletters@sec.gov. Please return a signed copy of the first page, which is attached to the original letter in the self-addressed stamped envelope provided.

S.A.R.

Enclosures

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 22, 2004

SENT VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: AT&T Corp. – Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

Under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AT&T Corp., a New York corporation ("AT&T" or the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for AT&T's 2005 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal submitted by William Steiner to AT&T by facsimile on November 23, 2004 (the "Proposal"). Mr. Steiner has requested that all communication with respect to the Proposal be directed to John Chevedden. A copy of the Proposal is attached hereto as Attachment A.

With respect to the Proposal, on behalf of AT&T we request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if AT&T omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials. We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10). By a copy of this letter to Mr. Chevedden, we are notifying him of AT&T's intentions to exclude the Proposal from the Proxy Materials. To the extent AT&T's reasons for excluding the Proposal relate to matters of New York state law, this letter constitutes the supporting opinion of counsel as contemplated by Rule 14a-8(j)(2)(iii).

A. The Proposal.

The Proposal reads as follows:

> Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

B. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." This provision "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

In its 2004 proxy statement, AT&T included a shareholder proposal, submitted last year by Messrs. Steiner and Chevedden, that sought to require the board of directors of AT&T to seek shareholder approval prior to the adoption or extension of a shareholder rights plan. Following consideration of the vote received by that proposal, on May 19, 2004, the board of directors of AT&T adopted a statement of policy ("Rights Plan Policy") substantively similar to the policies adopted by several other companies that have received no-action relief in connection with similar shareholder proposals. See, e.g., 3M Company (Feb. 17, 2004); Mattel, Inc. (March 24, 2004) and ConAgra Foods, Inc. (July 1, 2004). The Rights Plan Policy adopted by the AT&T board of directors is as follows:

> No shareholder rights plan will be adopted unless (i) approved by shareholders in advance or (ii) a majority of the independent directors determine, in the exercise of their fiduciary duties, that it is in the best interests of shareholders to adopt the plan without shareholder approval.

AT&T currently does not have, and has never had, a rights plan. Pursuant to the Rights Plan Policy adopted by AT&T's board of directors, AT&T will obtain shareholder approval in the event it ever determines to adopt a poison pill in the future, subject only to a fiduciary duty exception that, as discussed below, we believe is required under New York law. The fact that the Proposal (unlike last year's proposal) calls for ratification of a poison pill after board adoption rather than approval of a poison pill by shareholders in advance of board adoption does not change the conclusion that the Proposal has been "substantially implemented." When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (February 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

C. Opinion under New York law.

It is our opinion that AT&T has implemented the Proposal to the maximum extent permitted by New York law. While we are not aware of any controlling precedent, in our view, any commitment by a board of directors of a New York corporation to submit all future shareholder rights plans to a vote of the corporation's shareholders, whether before or after adoption, without a fiduciary carveout would be impermissible under New York law. Section 701 of the New York Business Corporation Law (the "NYBCL") states that, "the business of a corporation shall be managed under the direction of its board of directors . . ." Under this provision, the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties to the corporation and its shareholders. See, e.g., Vogel v. Lewis, 268 N.Y.S.2d 237, 240 (N.Y. App. Div. 1966), aff'd 224 N.E.2d 738 (N.Y. 1967) ("Section 701 of the Business Corporation Law . . . provides that the business of a corporation shall be managed by its board of directors . . . . Management means control, superintendence or guidance."). See, also, Auerbach v. Bennett, 393 N.E. 2d 994, 1000 (N.Y.

1979); Stoner v. Walsh, 772 F. Supp. 790, 796 (S.D.N.Y. 1991) (noting the "normal status" of directors as "conductors of the corporation's affairs") (internal quotations omitted).

Moreover, Sections 505(a)(1) and 505(a)(2) of the NYBCL provide the board of directors of a New York corporation with the express authority to adopt a shareholder rights plan and to establish its terms and conditions. The legislative history of Section 505(a) clearly demonstrates that the legislature's intent in enacting this statute was to enable the board to effectively assess takeover bids and negotiate with such bidders from a position of strength. The Legislature Findings and Declaration with respect to Section 505(a) states (See, Section 1 of L. 1988, c. 743, effective December 21, 1988):

> The legislature finds that boards of directors of New York corporations must be accorded sufficient time to evaluate offers or bids made by any party for all or part of the shares of the corporation, and to determine and pursue whatever course of action promotes the best long-term interests and short-term interests of the corporation and its shareholders, including in their consideration, without limitation, the prospects for potential growth, development, productivity and profitability of the corporation.
>
> The legislature further finds that recent judicial decisions of certain New York courts may prohibit boards of directors of New York corporations from imposing and enforcing such restrictions or limitations on the exercise, transfer or receipt of rights or options created by them. Such judicial decisions may have the effect of unduly shortening the time available to such boards to fully and fairly evaluate offers or bids for the corporation's shares and to take appropriate action thereon. It is the policy of this state to provide the board of directors reasonable opportunity to evaluate and respond to such offers.

Were the Proposal implemented without a fiduciary carveout, the board would be unable to implement or maintain a rights plan without shareholder approval even if it determined that its fiduciary duties required such implementation or maintenance. We believe that this would be inconsistent with the duties of the board to manage the business and affairs of the Company under Section 701 of the NYBCL, as well as undermine the legislative intent of Section 505(a) of the NYCBL. Moreover, if the Proposal were adopted without a fiduciary carveout, it would place a potential expiration period on a rights plan, making the Company vulnerable to proxy contests. Requiring shareholder approval of a rights plan, with no fiduciary exception, in the midst of a potential proxy contest and in the face of a takeover bid that the board has determined in good faith to be not in the shareholders' best interests, wrests control from the board, significantly diminishing the board's negotiating leverage and limiting its ability respond as necessary to protect the interests of the Company and its shareholders. When a company faces a significant threat such as inequitable takeover tactics, the director's ability to negotiate effectively is critical to discharging his or her fiduciary duties.

D. Similar no-action rulings.

The reservation of a fiduciary exception by a board of directors in this context has not stopped the Staff from finding substantial implementation of other shareholder proposals under similar circumstances. In recent similar no-action rulings, ConAgra, Mattel and 3M, each with the support of an opinion of its Delaware counsel, successfully argued that such a fiduciary exception is required under Delaware law and that, therefore, they had implemented the proposal to the maximum extent permitted by law. See ConAgra Foods, Inc. (July 1, 2004); Mattel, Inc. (March 24, 2004); and 3M Company (February 17, 2004). In addition, General Electric, a New York corporation, was permitted to exclude a similar proposal on the basis of substantial implementation, even though General Electric's rights plan policy also contained a fiduciary exception to shareholder approval. See General Electric Company (January 19, 2004).

Conclusion

AT&T requests the concurrence of the Staff that it will not recommend enforcement action if AT&T omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter, AT&T notifies Mr. Chevedden of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at 212-403-1221 with any questions or comments regarding the foregoing.

Very truly yours,



Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150
Telephone: (212) 403-1221

Attachments

cc: Mr. John Chevedden (via overnight courier), w/attachments

Attachment A
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Progress Begins with a First Step

I believe that the advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- The Corporate Library an independent investment research firm in Portland, Maine rated our company:
  "F" in Overall Board Effectiveness
  "D" in Board Composition
  "F" in CEO Compensation
  "D" in Accounting

"D" Strategic Decisionmaking

- The Corporate Library said, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contributed a HIGH degree of investment, credit or underwriter risk to this stock."
- Kenneth Derr was designated a "problem director" by TCL because he was chairperson of the committee that set executive compensation at our company, which received a CEO Compensation grade of "F".
- We had no Lead Director or Independent Chairman – independence concern.
- Eight directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- 2003 CEO pay of $17 million including stock option grants.
- Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help improve our corporate governance scores.

Stock Values

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeemed or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances.

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent through the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

VERIFICATION OF STOCK OWNERSHIP WILL BE FORWARDED.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 22, 2004

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor